UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                               Amendment Number 1

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

________________________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)

American International Group, Inc.
--------------------------------------------------------------------------------
1(b) IRS IDENT. NO.                    |(c) SEC FILE NO.
                                       |
13-2592361                             |1-08787
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1(d) ADDRESS OF ISSUER              STREET

70 Pine Street
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1(d)      CITY                       STATE                  ZIP CODE

          New York                   NY                     10270
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1(e) TELEPHONE
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     AREA CODE           |NUMBER
                         |
     212                 |770-7000
________________________________________________________________________________
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

The 2006 EEM Volaris Trust
--------------------------------------------------------------------------------
2(b) IRS IDENT. NO.                    (c) RELATIONSHIP TO ISSUER

Decline to provide                      See "Remarks"
--------------------------------------------------------------------------------
2(d) ADDRESS                        STREET

165 Township Line Road
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2(d)      CITY                       STATE                  ZIP CODE

 Jenkintown,                         PA                     19046
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.

                                         SEC USE
3(a)           (b)                       ONLY     (c)           (d)          (e)                (f)                (g)
Title of the   Name and Address of       Broker-  Number of     Aggregate    Number of Shares   Approximate        Name of Each
Class of       Each Broker Through       Dealer   Shares or     Market       or Other Units     Date of Sale       Securities
Securities     Whom the Securities       File     Other Units   Value        Outstanding        (See instr. 3(f))  Exchange
to be Sold     are to be Offered         Number   to be Sold    (See instr.  (See instr. 3(e))  (MO. DAY YR.)      (See instr.
               or Each Market                     (See instr.   3(d))                                              3(g))
               Maker who is                       3(c))
               Acquiring the
               Securities
----------------------------------------------------------------------------------------------------------------------------------

Common        Credit Suisse Securities            704,400       41,961,108   2,595,608,000
Stock         (USA) LLC, One Madison                            as of        as of               7-05-2006         NYSE
              Avenue, New York, NY                              7-03-06      7-03-06

----------------------------------------------------------------------------------------------------------------------------------


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

INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                               Name of Person
                                               from Whom Acquired
Title of   Date You  Nature of                 (If gift, also give date   Amount of             Date of
the Class  Acquired  Acquisition Transaction   donor acquired)            Securities Acquired   Payment     Nature of Payment
----------------------------------------------------------------------------------------------------------------------------------

Common     5-5-03    Distribution from         Other - Starr              704,400               5-5-03      N/A Distribution
Stock                Starr International       International Co. Def.
                     Co. Def. Comp.            Comp. Profit Plan
                     Profit Plan

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

INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.



              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
-------------------------------------------------------------------------------------------------------

See "Exhibit A"*

-------------------------------------------------------------------------------------------------------

REMARKS:* THIS AMENDMENT IS BEING FILED TO REVISE EXHIBIT A AND THE REMARKS REFERRED TO THEREIN. THE INFORMATION PROVIDED IN TABLE II IS GIVEN AS OF JULY 5, 2006, THE DATE OF THE ORIGINAL NOTICE ON FORM 144 THAT IS BEING AMENDED HEREBY.


INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.

                                         The 2006 EEM Volaris Trust,
                                         By: Pitcairn Company, Trustee
                                             Lawrence R. Bardfeld, Exec. VP


         July 17, 2006                    By: /s/ Lawrence R. Bardfeld
------------------------------------     --------------------------------------
      (DATE OF NOTICE)                                 (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).


                                   EXHIBIT A



-----------------------------------------------------------------------------------------------------------------------------------
Name and Address of Seller                                                                               Title of Securities Sold
-----------------------------------------------------------------------------------------------------------------------------------

C. V. Starr & Co., Inc., 399 Park Avenue, 17th Floor, New York, NY 10022                                 Common Stock
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Starr International Company, Inc., Clifton House, Lower Fitzwilliam Street, Dublin 2, Ireland            Common Stock
-----------------------------------------------------------------------------------------------------------------------------------
The 2006 MRG/CPG Volaris Trust, 165 Township Line Road, Suite 3000, Jenkintown PA 19046                  Common Stock
-----------------------------------------------------------------------------------------------------------------------------------
The 2006 EEM Volaris Trust, 165 Township Line Road, Suite 3000, Jenkintown PA 19046                      Common Stock
-----------------------------------------------------------------------------------------------------------------------------------
The 2006 C. V. Starr Volaris Trust, 165 Township Line Road, Suite 3000, Jenkintown PA 19046              Common Stock
-----------------------------------------------------------------------------------------------------------------------------------
Universal Foundation, Inc., P.O. Box HM 2907, Hamilton HMLX, Bermuda                                     Common Stock
-----------------------------------------------------------------------------------------------------------------------------------
Edward E. and Marie L. Matthews Foundation, 45 Montdale Circle, Princeton NJ 08540                       Common Stock
-----------------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Date of Sale                  Amount of                      Gross Proceeds
                            Securities Sold
-------------------------------------------------------------------------------
04/20/06 to 05/10/06              1,060,000                      $69,209,814.65
-------------------------------------------------------------------------------
04/06/06 to 05/09/06                973,845                      $63,344,174.00
-------------------------------------------------------------------------------
   See *Remarks*                  1,272,800                      $86,596,000.00
-------------------------------------------------------------------------------
   See *Remarks*                    691,900                         $361,060.00
-------------------------------------------------------------------------------
   See *Remarks*                  3,500,000                       $1,065,450.00
-------------------------------------------------------------------------------
04/24/06 to 04/27/06                391,296                      $25,009,440.67
-------------------------------------------------------------------------------
   See *Remarks*                    114,900                       $6,784,845.00
-------------------------------------------------------------------------------


Remarks to the 2006 EEM Volaris Trust Form 144:
----------------------------------------------------------------------

The 2006 EEM Volaris Trust is a trust settled by Edward E. Matthews (the "EEM Volaris Trust"), who may be deemed to be an affiliate of the issuer by virtue of being a member of a "group" under Section 13(d) of the Securities Exchange Act of 1934. This Form 144 reflects the intention of Pitcairn Trust Company, trustee of the 2006 EEM Volaris Trust, to authorize the sale of 7,400 covered call options at a $70 strike price with an August 2006 expiration date.

The entries in Table II of this Form 144 in respect of The 2006 MRG/CPG Volaris Trust, a trust settled by Maurice R. Greenberg and Corinne P. Greenberg (the "MRG Volaris Trust") reflect covered call options written by the MRG Volaris Trust (1) on April 11, 2006 (for 500,000 shares of AIG common stock, at $70 per share and expiring August 19, 2006); (2) on April 18, 2006 (for 500,000 shares of AIG common stock, at $65 per share and expiring May 20, 2006); and (3) on April 21, 2006 (for 272,800 shares of AIG common stock, at $70 per share and expiring August 19, 2006).

The entries in Table II of this Form 144 in respect of the EEM Volaris Trust reflect covered call options written by the EEM Volaris Trust (1) on April 11, 2006 (for 70,400 shares of AIG common stock, at $70 per share and expiring August 19, 2006); (2) on April 18, 2006 (for 70,400 shares of AIG common stock, at $65 per share and expiring May 20, 2006); (3) on April 21, 2006 (for 38,400 shares of AIG common stock, at $70 per share and expiring August 19, 2006); (4) on May 10, 2006 (for 131,000 shares of AIG common stock, at $70 per share and expiring August 19, 2006); (5) on May 18, 2006 (for 70,400 shares of AIG common stock, at $65 per share and expiring June 17, 2006); (6) on May 25, 2006 (for 70,400 shares of AIG common stock, at $65 per share and expiring July 22, 2006);
(7) on June 1, 2006 (for 58,100 shares of AIG common stock, at $65 per share and expiring July 22, 2006); (8) on June 6, 2006 (for 70,400 shares of AIG common stock, at $65 per share and expiring August 19, 2006); (9) on June 8, 2006 (for 70,400 shares of AIG common stock, at $65 per share and expiring August 19,
2006); and (10) on June 19, 2006 (for 42,000 shares of AIG common stock, at $65 per share and expiring August 19, 2006).

The entries in Table II of this Form 144 in respect of The 2006 CV Star Volaris Trust, a trust settled by C. V. Starr & Co., Inc. (the "CV Starr Volaris Trust"), reflect covered call options written by the CV Starr Volaris Trust on
(1) May 22, 2006 (for 500,000 shares of AIG common stock, at $64.1706 per share and expiring June 27, 2006); (2) May 30, 2006 (for 500,000 shares of AIG common stock, at $64.1352 per share and expiring July 11, 2006); (3) June 5, 2006 (for 500,000 shares of AIG common stock at $64.2693 per share and expiring July 18,
2006); (4) June 12, 2006 (for 500,000 shares of AIG common stock, at $63.7387 per share and expiring August 2, 2006); (5) June 15, 2006 (for 500,000 shares of AIG common stock, at $63.4059 per share and expiring August 9, 2006); and (6) June 28, 2006 (for 500,000 shares of AIG common stock, at $61.9400 per share and expiring July 26, 2006).

The entries in Table II of this Form 144 in respect of the Edward E. and Marie
L. Matthews Foundation, a foundation created by Edward E. Matthews, (the "Matthews Foundation") reflect covered call options written by the Matthews Foundation (1) on May 25, 2006 (for 18,000 shares of AIG common stock, at $65 per share and expiring July 22, 2006); (2) on June 1, 2006 (for 14,900 shares of AIG common stock, at $65 per share and expiring July 22, 2006); (3) on June 02, 2006 (for 10,000 shares of AIG common stock, at $65 per share and expiring July 22, 2006); (4) on June 02, 2006 (for 8,000 shares of AIG common stock, at $65 per share and expiring July 22, 2006); (5) on June 06, 2006 (for 18,000 shares of AIG common stock, at $65 per share and expiring August 19, 2006); (6) on June 08, 2006 (for 18,000 shares of AIG common stock, at $65 per share and expiring August 19, 2006); (7) on June 13, 2006 (for 18,000 shares of AIG common stock, at $65 per share and expiring August 19, 2006); (8) on June 15, 2006 (for 10,000 shares of AIG common stock, at $65 per share and expiring August 19, 2006).

The EEM Volaris Trust hereby disclaims that (i) it is the same "person" as, (ii) is "acting in concert" with, or (iii) is otherwise required to aggregate its sales pursuant to Rule 144(e) with, any of the sellers listed in Exhibit A. Nevertheless, as a prudential matter the EEM Volaris Trust hereby discloses the sales made by such sellers.

The EEM Volaris Trust is complying with the provisions of Rule 144 under the Securities Act of 1933 ("Rule 144") in connection with the proposed sale of securities reported on this Form 144 as if it were an "affiliate" of AIG, as such term is defined under Rule 144, as a prudential matter, but the filing of this Form 144 shall not be construed as an acknowledgment or admission by the EEM Volaris Trust that it is, for purposes of Rule 144 or otherwise, an "affiliate" of AIG.